UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INVENSENSE INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-35269	01-0789977
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1745 Technology Drive, suite 200

San Jose, California 95110

(Address of principal executive offices) (Zip Code)

(408) 501-2200

(Registrant’s telephone number, including area code)

Adam Tachner	(408) 501-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Item 1.01.	Conflict Minerals Disclosure and Report

InvenSense, Inc. (“InvenSense”, “we” or “our”) has evaluated its current products and determined that the products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission that are necessary to the functionality or production of our products. Accordingly, InvenSense is filing this disclosure along with a Conflict Minerals Report to describe the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

Because we procure our products through a complex, multi-level supply chain, we surveyed our direct suppliers via an industry-standard conflict minerals survey template, to determine the sources of these minerals. Currently, we do not have sufficient information from all of our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of InvenSense’s Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at http://ir.invensense.com, under the heading “SEC Filings”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02.	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Item 2.01.	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

InvenSense, Inc.

By:	/s/ Adam Tachner
Adam Tachner
Title:	Vice President and General Counsel

May 28, 2015